September 8, 2006

Via Fax and U.S. Mail

Mr. John Francis Greenhalgh
Securitisation Advisory Services Pty. Limited
Level 7, 48 Martin Place
Sydney 2000, Australia

Re: Securitisation Advisory Services Pty. Limited
Registration Statement on Form S-3
Filed August 11, 2006
File No. 333-136516

Dear Mr. Greenhalgh:

We have limited our review of your filing to the issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities

Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Accordingly, please revise to delete the phrase "unless otherwise specified in the prospectus supplement" and other similar, often bracketed, phrases that suggest that the assets and features described in the prospectus supplement may differ from those in the base prospectus. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

4. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. Please confirm that you have provided the disclosure as required by Item 1100(e) of Regulation AB.

6. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to Item I.B.5. of Form S-3.

7. Please revise the prospectus to specifically incorporate your appendices by reference.

8. Please note that your registration statement has been referred to the Division of Investment Management for review and possible additional comment.

Prospectus Supplement

<u>Cover</u>

9. Please identify the issuing entity on the cover page. Refer to Item 1102(a) of Regulation AB.

10. Please revise your Item 1102(d) disclosure to clarify that the obligations are that of the issuing entity and not the issuer trustee or advise.

11. Please revise the cover page to include a placeholder or bracketed disclosure for identification of the forms of credit support contemplated for use with the prospectus. Your present disclosure refers investors to the summary of the supplement without providing any indication of the support to be used.

12. Please provide a placeholder for the aggregate principal amount of all securities offered. Refer to Item 1102(e) of Regulation AB.

13. Please explain to us what "[Initial]" interest rate refers to and how this will operate.

14. It appears that the offered notes may have either quarterly or monthly payment dates. If so, please added disclosure regarding monthly payment dates on the cover page.

15. In this regard, please confirm that you plan to file a Form 10-D with each distribution.

16. Please explain to us why you have the disclosure at the bottom of the page regarding secondary market transaction by Commonwealth Bank.

<u>Important Notice About Information…, page S-v</u>

17. We note your disclosure in the second paragraph on this page that the terms of the notes described in this prospectus may be different from the terms described in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise the prospectus supplement and base prospectus, at page 1, accordingly.

18. Please delete the first sentence of the final paragraph on this page. In addition, please tell us what materials "similar" to the prospectus supplement may be delivered to potential investors.

19. We note your disclosure in the first paragraph on page S-vi that the characteristics of the mortgage pool may change. Please confirm this will be limited to 5% or advise.

20. We note the first paragraph on page S-vi. Please describe the circumstances under which, and the procedures by which, classes of notes may be "split, combined or eliminated."

21. Please delete the sentence that indicates that notes offered may not have the characteristics described in the prospectus or advise.

Disclaimers with Respect to Sales to Non-U.S. investors, page S-vii

22. Please confirm that you will in no event disclaim the accuracy and completeness of, or your responsibility for, the disclosure in the prospectus.

Summary, page S-1

General

23. Indicate whether the issuance or sale of any class of offered securities is conditioned on the assignment of a rating by one or more rating agencies. If so, identify each rating agency and the minimum rating that must be assigned. Refer to Item 1103(a)(9) of Regulation AB.

Summary of the Parties to the Transaction, page S-1

24. Please provide us with your analysis as to why you believe Securitisation Advisory Services Pty Limited is the depositor under Regulation AB. Also, describe the entity as the Depositor in the body of the prospectus and prospectus supplement.

25. Please add bracketed language confirming that you will identify any other servicers, as applicable under Item 1108 of Regulation AB.

Structural Diagram, page S-3

26. While we note that structural changes to the transaction may require revisions, please provide a sample of the diagram you expect to provide.

Credit Enhancements, page S-8

27. Please include bracketed placeholders to confirm that you will identify any third parties providing credit support. Refer to Item 1103(a)(3)(ix) of Regulation AB.

28. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

29. Please add in an appropriate place bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the significance percentage meets the applicable thresholds.

Optional Redemption, page S-11

30. While we note your optional redemption discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(viii) of Regulation AB.

Allocation of Cash Flows, page S-18

31. Please include form of disclosure or a sample illustration describing the cash flows for the notes.

Business Relationships, page S-41

32. Please revise the heading of this section to reflect the information required in Item 1119 of Regulation AB.

The Sponsor and Servicer, page S-42

33. Please add bracketed language indicating that you will provide Item 1108 information for any other servicers, as applicable. Refer to Item 1108(a) of Regulation AB.

[Other Commonwealth Bank Subsidiaries, page S-45]

34. Please add a placeholder to confirm that any 10% originators other than Commonwealth, Homepath, and any subsidiaries, will be identified in the prospectus supplement.

Assets of the Trust, page S-47

35. Please tell us what you are referring to when you say "rights under collateral securities."

[Features of the Housing Loans], page S-50

36. Please delete the bracketed language regarding additional or different housing
    loan product types and features. The prospectus should describe all types of
    potential assets.

US Dollar Note Registrar, page S-54

37. Please explain to us what the initial note registrar is.

Principal Charge-offs, page S-76

38. Please revise to clarify your charge-off policy.

39. While we note the Historic Delinquency Experience Regarding the Pool,
    beginning on page A-21, please confirm that you will provide loss and
    delinquency information in 30/31 day buckets through charge-off.

Residual Interests, page S-79

40. Please advise us whether or not the residual interest will be registered or exempt
    and how it may be transferred.

The Interest Rate Swaps, page S-81

41. Please confirm that the reference rates for the interest rate swaps are traditional
    indices for interest on debt and not tied to a commodities or stock index, for
    example.

42. Please disclose, or provided bracketed language, regarding financial information
    if the aggregate significance percentage is 10% or more. Refer to Item 1115(b) of
    Regulation AB. Also disclose, or provide bracketed language, that there will be
    disclosure of whether the significance percentage of the derivative is less than
    10%, at least 10% but less than 20%, or 20% or more. Refer to Item 1115(a)(4)
    and Introduction to Item 1115 of Regulation AB. Similarly provide this
    information for currency swaps.

[Other Swaps], page S-83

43. Please confirm, if true, that the swaps contemplated for use with this offering are
    limited to interest rate or currency swaps or tell us how an anticipated swap meets
    the definition of asset-backed security.

The Mortgage Insurance Policies, page S-94

44. We note that you have indicated that you will provide information required by Item 1114(b) of Regulation AB for the liquidity facility and mortgage ins. policy. Please add additional placeholders, where appropriate, to confirm that you will also provide Item 1114 information for all other forms of credit enhancement, as applicable.

Litigation, page S-108

45. Please expand your litigation discussion to address transaction parties other than the issuer trustee, as applicable, or add bracketed language. Refer to Item 1117 of Regulation AB.

Base Prospectus

Other Trusts, page 6

46. Please tell us the purpose of the Note Trust and the Note Trustee.

The Housing Loans, page 8

47. Please delete the second paragraph of this section. All assets that may be included in the trust must be identified in the base prospectus.

Other Features of the Housing Loans, page 9

48. We note your disclosure that if information respecting the housing loans is not known at the time the notes are initially offered, additional information may be set forth in Form 8-K within 15 days. Please confirm that the updated information will be filed in a timely manner as required under Form 8-K. Please revise as necessary.

CBA Trust, page 11

49. Please supplementally explain why you believe a separate "all moneys" trust is consistent with the discrete pool requirement of Regulation AB.

Commonwealth Bank Residential Loan Program, page 17

50. Please explain to us how the loans are transferred from Commonwealth Bank to the issuing entity.

51. We note that you have included a discussion of the underwriting processes for the pool assets. However, we are not able to locate a discussion of your actual pool selection criteria. Please revise accordingly. Refer to Item 1111(a)(4) of Regulation AB.

Substitution of Security, page 20

52. Please tell us why you believe that the substitution mechanism is consistent with the discrete pool requirement of Regulation AB.

Redraws and Further Advances, page 21

53. Please supplementally describe the circumstances under which advances might exceed the scheduled principal balance of a housing loan.

54. In circumstances where a further advance is made and the underlying loan remains in the asset pool, please tell us why you believe inclusion of the new loan is consistent with the discrete pool requirements of Regulation AB.

Additional Features, page 23

55. Please note that all assets that may be included in the asset pool must be described in the base prospectus. Accordingly, delete this section and make appropriate revisions throughout the prospectus, as necessary.

Payments of Interest, page 25

56. Please confirm that all possible indices of interest will represent traditional indices for interest on debt. Please confirm that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.

Payments of Principal, page 25

57. We note your disclosure that the prospectus supplement may specify whether all or a portion of principal collected on the housing loans may be retained by the issuer trustee and held in temporary investments for a specified period prior to being used to make payments of principal to noteholders, purchase additional assets for the fund, including housing loans. This appears to be a revolving period. Please revise your disclosure to address Items 1101(c)(3)(iii) and 1111(g) of Regulation AB or advise.

Purchase Obligations, page 48

58. Please revise to specifically identify the purchase obligations that may be used in connection with this prospectus.

Types of Enhancements, page 72

59. Please delete references to "other insurance, guarantees, and similar instruments or agreements." We view this as a catch-all. Similarly, please delete "other similar arrangements," at page 75 under "Other Insurance, Guarantees . . . ." Alternatively, please specify and explain the operation of the instruments you are referring to. Revise throughout as necessary. Each type of credit enhancement should be described in the base prospectus.

Evidence as to Compliance, page 78

60. Please revise to clarify that a separate servicer compliance statement is required from each servicer that meets the criteria in Item 1108(a)(2)(i) through (iii) of this Regulation AB.

Insolvency Considerations, page 97

61. We note that the structure of the transaction is intended to "mitigate insolvency risk" and "should ensure that the housing loans are not available to the liquidator or creditors of the originator in the event of insolvency." Please expand your disclosure to provide the disclosure required in Item 1107(k)(2)-(4) or Regulation AB as to the issuing entity and the issuer trustee. Refer also to Item 1100(e) of Regulation AB.

Ratings of the Notes, page 117

62. Please revise to confirm, if true, that the issued notes must be investment grade. Refer to Instruction I.B.5. of Form S-3. Please delete "unless specified otherwise in a prospectus supplement" or advise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile *(212) 849-5555*
        Paul A. Jorissen, Esq.
        Mayer, Brown, Rowe & Maw LLP
        1675 Broadway
        New York, New York 10019